FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

For the month of March 2003

VERNALIS GROUP PLC
(Translation of registrant’s name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______).

Enclosures:

1.	Notification of Major Interest in Shares dated February 11, 2003 announcing the purchase of securities by a substantial shareholder.

2.	Notification of Major Interest in Shares dated February 12, 2003 announcing the movement of securities by a substantial shareholder.

3.	Notification of Major Interest in Shares dated February 28, 2003 announcing the sale of securities by a substantial shareholder.

4.	Notification of Major Interest in Shares dated February 28, 2003 announcing the purchase of securities by a substantial shareholder.

5.	Notification of Major Interest in Shares dated March 12, 2003 announcing the movement of securities by a substantial shareholder.

6.	Press release dated March 21, 2003 announcing the Company’s preliminary results for the year ended 31 December 2002 and resignation of the Company’s CEO.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2003	Vernalis Group plc

By: /s/ Peter Worrall
Peter Worrall
Finance Director and Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC				FMR CORP. FIDELITY INTERNATIONAL LIMITED AND THEIR DIRECT AND INDIRECT SUBSIDIARIES

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them MELLON BANK 66,200 FMRCO CHASE MANHATTAN BANK LONDON 626,000 FISL HSBC 652,700 FIL
	AS ABOVE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		N/A		N/A

9.	Class of security			10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES				NOT DISCLOSED		10TH FEBRUARY 2003

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification

	1,344,900				3.13%

14.	Any additional information			15.	Name of contact and telephone number for queries

	•	FMR CORP IS THE PARENT HOLDING COMPANY OF FIDELITY MANAGEMENT & RESEARCH COMPANY (FMRCO), INVESTMENT MANAGER FOR US MUTUAL FUNDS			RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133
	•	FIDELITY INTERNATIONAL LIMITED (FIL) IS THE PARENT HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING FIDELITY INVESTMENT SERVICES LTD (FISL), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS.
	•	THE NOTIFIABLE INTEREST ALSO COMPRISES THE NOTIFIABLE INTEREST OF MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIDELITY INTERNATIONAL LTD

16.	Name and signature of authorised company official responsible for making this notification

	RICHARD ROBINSKI, COMPANY SECRETARY

Date of notification 11TH FEBRUARY 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC				HERMES ADMINISTRATION SERVICES LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them BRITEL FUND TRUSTEES LIMITED (BRITEL FUND NOMINEES LIMITED)

	AS ABOVE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		N/A		N/A

9.	Class of security			10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES				7TH FEBRUARY 2003		11TH FEBRUARY 2003

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification

	2,104,330				4.896%

14.	Any additional information			15.	Name of contact and telephone number for queries

	BRITEL FUND TRUSTEES LIMITED ARE THE TRUSTEES OF BT PENSION SCHEME – BRITEL FUND NOMINEES LIMITED MADE AN INTERNAL TRANSFER (I.E. NOT CARRIED OUT ON AN EXCHANGE) OF 108,195 SHARES TO HERMES ASSURED LIMITED.				RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133

16.	Name and signature of authorised company official responsible for making this notification

	RICHARD ROBINSKI, COMPANY SECRETARY

Date of notification 12TH FEBRUARY 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC				BIOCENTIVE (BERMUDA) LTD

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them AS ABOVE

	AS ABOVE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security			10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES				26TH FEBRUARY 2003		28TH FEBRUARY 2003

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification

	NOT DISCLOSED				BELOW 3%

14.	Any additional information			15.	Name of contact and telephone number for queries

					PETER WORRALL FINANCE DIRECTOR TEL: 0118-977-3133

16.	Name and signature of authorised company official responsible for making this notification

	PETER WORRALL, FINANCE DIRECTOR

Date of notification 28TH FEBRUARY 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC				FMR CORP. FIDELITY INTERNATIONAL LIMITED AND THEIR DIRECT AND INDIRECT SUBSIDIARIES

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them MELLON BANK 107,568 FMRCO CHASE MANHATTAN BANK LONDON 626,000 FISL HSBC 1,720,200 FIL
	AS ABOVE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		N/A		N/A

9.	Class of security			10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES				NOT DISCLOSED		28TH FEBRUARY 2003

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification

	2,453,768				5.71%

14.	Any additional information			15.	Name of contact and telephone number for queries

	•	FMR CORP IS THE PARENT HOLDING COMPANY OF FIDELITY MANAGEMENT & RESEARCH COMPANY (FMRCO), INVESTMENT MANAGER FOR US MUTUAL FUNDS			PETER WORRALL FINANCE DIRECTOR TEL: 0118-977-3133
	•	FIDELITY INTERNATIONAL LIMITED (FIL) IS THE PARENT HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING FIDELITY INVESTMENT SERVICES LTD (FISL), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS.
	•	THE NOTIFIABLE INTEREST ALSO COMPRISES THE NOTIFIABLE INTEREST OF MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIDELITY INTERNATIONAL LTD

16.	Name and signature of authorised company official responsible for making this notification

	PETER WORRALL, FINANCE DIRECTOR

Date of notification 28TH FEBRUARY 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC				HERMES ADMINISTRATION SERVICES LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BriTel Fund Trustees Limited
BriTel Fund Nominees Limited      2,104,330
					Chase Nominees Limited 164,518

	AS ABOVE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		N/A		N/A

9.	Class of security			10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES				11TH MARCH 2003		12TH MARCH 2003

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification

	2,268,848				5.28%

14.	Any additional information			15.	Name of contact and telephone number for queries

	DUE TO RECENT CHANGES IN THE OWNERSHIP OF SCHRODER HERMES LTD, SCHRODER HERMES INTERNATIONAL LTD HAS BEEN RENAMED TO HERMES ASSURED LTD AND IS NOW ULTIMATELY OWNED BY BRITEL FUND TRUSTEES LTD, THE TRUSTEES OF THE BT PENSION SCHEME.				PETER WORRALL FINANCE DIRECTOR AND COMPANY SECRETARY TEL: 0118-977-3133

16.	Name and signature of authorised company official responsible for making this notification

	PETER WORRALL, FINANCE DIRECTOR AND COMPANY SECRETARY

Date of notification 12TH MARCH 2003

21 March 2003

Vernalis Group plc
Preliminary Results for the year ended 31 December 2002

Vernalis Group plc (LSE: VER), a biopharmaceutical company specialising in CNS disorders and obesity, today announces its preliminary results for the year to 31 December 2002.

Second half highlights

•	Frovatriptan:

•	Positive results from a Phase IIIb study in the prophylaxis (prevention) of menstrually associated migraine
•	First European launch, in Germany, in November 2002 – market share of triptan unit sales reached 4.5% after only 13 weeks
•	US prescriptions continue to grow following launch in June 2002

•	Sexual dysfunction – patient recruitment completed in Phase II study — on track to review results in H2 2003

•	Parkinson’s disease – pre-clinical development underway with lead compound

•	Obesity – working towards identification of a new lead development compound in collaboration with Roche

•	Financials:

•	25% reduction in headcount and rationalisation of R&D portfolio in Q4 2002 to achieve annualised internal cost savings in excess of £3 million
•	£9 million in cash and short-term investments at 31 December 2002

•	Sources of funding and strategic options under active consideration

Management
Robert Mansfield has, with effect from today, resigned as Chief Executive Officer and as a Director of Vernalis Group plc. The Company intends to seek a successor. In the meantime Peter Worrall, Finance Director, will assume overall responsibility for day to day operational matters.

George Kennedy, Chairman, commented “Robert Mansfield has today announced his decision to stand down from the Board and as Chief Executive Officer, a position he has held since 1992. We are extremely grateful to Robert for his leadership of the Company during the last ten years and particularly for the crucial role that he played in the development and commercialisation of frovatriptan. He has also been instrumental in establishing a strong international reputation for Vernalis within the biopharmaceutical arena.”

Prospects

Following the US and German launches of frovatriptan in June and November 2002 respectively, we have now started to receive a regular quarterly income from royalties on US sales, and, in the case of Europe, sales revenues from the supply of finished frovatriptan product to Menarini. We expect our revenues from frovatriptan to grow as it becomes more established in the marketplace and is rolled out in further European markets.

From 2003 we expect to realise annualised internal savings in excess of £3m as a result of the cost reduction measures that we implemented in 2002. Together with increasing revenues from frovatriptan, this should result in a progressive reduction in the Company’s net cash outflows. Our target continues to be the achievement of positive operating cashflow and sustainable profitability by the end of 2004.

In the interim period the Company anticipates a shortfall in working capital prior to the receipt of a $15 million US sales-related milestone from Elan. The key factor in the timing of receipt of the milestone payment from Elan will be the rate of growth of frovatriptan sales, the trigger point for the payment being the end of the first twelve-month period in which net sales of frovatriptan in the North American market exceed $100 million.

In our Interim Report in September 2002, we stated that we would continue to explore various sources of financing but that we had no plans to undertake a public equity offering. At that time we were already considering approaches from a number of sources to provide additional working capital to the Company through alternative financial structures, but our Board of Directors subsequently concluded that the terms available would not be in the best long-term interests of our shareholders.

The Directors are continuing to discuss funding options, including an equity offering, with the Company’s leading shareholders. Alternative sources of funding may include further collaborations with partners and could include the sale of part of the Company’s future royalties from frovatriptan. Until additional funding has been put in place, the Company will take steps to defer further research and development spend and conserve cash. In addition the Board intends to explore other strategic options.

Overview

In the second half of 2002 Vernalis has built on the considerable achievements of the first six months of the year. Prescription data for frovatriptan continues to show encouraging growth in the key US market, with a market share now of approximately two percent. In November we announced the first European launch of frovatriptan, in Germany, and according to recent IMS Health Inc. (“IMS Health”) data, frovatriptan has increased its share of triptan units sold in Germany to 4.5 percent after 13 weeks on the market. Although early sales trends for a new product are not necessarily predictive of its ultimate performance in the marketplace and should therefore be treated with some caution, these figures nevertheless give us confidence on the outlook for frovatriptan in Germany and other European markets.

In the second half, against the backdrop of difficult conditions in the financial markets, we announced further measures to reduce the Company’s burn rate. These included increasing our focus on key programmes and rationalising our portfolio to terminate or put on hold a number of earlier stage programmes. We also reduced the Company’s headcount by 35, representing approximately 25% of the workforce. Together with the steps we had already taken to reduce expenditure earlier in 2002, we expect to achieve annualised internal cost savings of at least £3 million from 2003.

Maximising the value of frovatriptan will continue to be our highest priority. This includes working with Menarini to facilitate the roll-out of frovatriptan in other European markets. Additional studies will be required to enable our marketing partners to apply for a label extension that would allow the drug to be prescribed for the prophylaxis (prevention) of menstrually associated migraine, a condition that affects more than 50% of female migraineurs.

Portfolio Review

Frovatriptan

2002 has witnessed a number of important milestones in the Company’s evolution as a product company, with the approval of frovatriptan in 15 European Union countries, followed by its launch as an acute treatment for migraine both in the United States and in its first European country, Germany. In the United States, frovatriptan had achieved a market share of approximately two percent for the triptan class of drugs eight months following launch, according to prescription data generated by the market research organisation IMS Health. In Germany, after 13 weeks on the market, frovatriptan’s market share of units sold had increased to 4.5 percent of the triptan class, also based on IMS Health data.

In the United States the product is being co-promoted by Elan and UCB under the trademark FrovaTM, with sales forces detailing both to neurologists and to primary care physicians.

In Germany, frovatriptan is being marketed by Berlin Chemie, the German affiliate of our European licensee Menarini. Menarini has also recently launched the drug in Ireland, and it is currently preparing for further European launches starting in the second quarter of 2003. We anticipate that the product will have been launched in most of the major European markets by the end of 2003.

In the third quarter of 2002, we announced positive headline results from a multi-centre US clinical trial exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. This is a common form of migraine suffered by women, which occurs at or around the time of menstruation. It is estimated that over 50 percent of female migraineurs report menstruation as one of the triggers for their migraine attacks. Reports indicate that menstrually associated migraines tend to last longer than other migraines, and are more debilitating, generally more resistant to treatment, and more likely to recur after an initial response to treatment.

Our study, a double-blind, placebo-controlled, crossover design, was conducted at 36 clinics in the US and involved over 500 menstrual migraine sufferers. Patients were evaluated over three menstrual cycles over the course of which each patient received all three dose regimens – placebo, 2.5mg frovatriptan once daily and 2.5mg frovatriptan twice daily. During each cycle they took the treatment for a total of six days commencing two days before the predicted onset of their headache.

The headline results showed that both dose levels of frovatriptan were highly effective in reducing the incidence, severity and duration of menstrually associated migraines compared to placebo. By the intention to treat analysis half the patients were completely headache-free during the six-day period when they took 2.5mg frovatriptan twice daily and around 40 percent when they took 2.5mg frovatriptan once daily, compared to only 26 percent when they took placebo. The improvement in headache free rates were highly statistically significant for both dose regimens compared to placebo (p<0.0001).

The full results of the study are due to be presented at a meeting of the American Academy of Neurology in the United States at the beginning of April 2003, followed by publications in key scientific and clinical journals. Additional studies will be required to enable Elan and Menarini to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine. We believe that the requirements to submit applications to extend European product licenses will be broadly similar to those in the United States.

No drugs of the triptan class are currently approved for prophylactic use in menstrually associated migraine. If the positive outcome of the initial study is reproduced in further studies and an extension to the product license successfully obtained, we believe that it would give frovatriptan a competitive advantage that could enable our marketing partners to significantly increase frovatriptan’s market share.

VML 670 – Sexual dysfunction

There is increasing interest in new treatments for sexual dysfunction. In our programme with VML 670 we are currently targeting a specific male and female patient population whose sexual dysfunction has arisen as a direct result of drugs that they take to treat depression.

The most widely prescribed class of anti-depressant drugs are known as SSRIs (selective serotonin re-uptake inhibitors). They work by increasing circulating levels of serotonin (5-HT), a chemical produced in the brain that affects mood. According to published studies, a significant proportion of patients taking SSRIs, between 30 percent and 40 percent, experience some form of sexual dysfunction as a side effect of the treatment. This may manifest itself in a number of ways, including loss of sexual desire, erectile dysfunction or an inability to achieve an orgasm.

Studies have shown that SSRIs reduce the activity of one particular type of receptor for serotonin, the so-called 5-HT1A receptor, which is known to be involved in the mediation of sexual behaviour. The hypothesis we are exploring is that VML 670, which has potent and selective activity at 5-HT1A receptors, can re-activate these receptors and so restore normal sexual function.

Our programme has made good progress throughout the year. In the first half we successfully completed a Phase I programme that included single and multiple dose studies in healthy volunteers as well as a study to confirm that there are no adverse consequences from the co-administration of VML 670 and a commonly prescribed SSRI anti-depressant. We subsequently started a multi-centre, double-blind, placebo-controlled Phase IIa trial with VML 670 in approximately 240 male and female patients taking either of the two most commonly prescribed SSRIs. Recruitment for the study, which we are running at 40 centres in the UK, is now complete. We remain on track to review the preliminary results with our partner, Lilly Corporation, in the second half of 2003.

Adenosine A2A antagonist programme

In our adenosine programme we are targeting two different clinical indications, Parkinson’s disease and depression.

Parkinson’s Disease

Parkinson’s disease is a debilitating and progressive movement disorder that affects approximately one percent of the population over the age of 65 years. Common symptoms include stiffening of the muscles and difficulty in initiating movement. Sufferers may also develop a tremor or shaking. The primary cause of the problems of co-ordination and movement in Parkinsonian patients is nerve degeneration and cell death in the brain, leading to the loss of dopamine, a chemical produced in the brain that is involved in the control of voluntary movement.

Most conventional therapies for Parkinson’s disease are based on dopamine replacement. Although generally effective in the short-term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time. In addition, current therapies that target dopamine do not slow down or stop progression of Parkinson’s disease.

Adenosine is another brain chemical that also plays an important role in motor co-ordination and movement control. A subtype of adenosine receptor, the adenosine A2A receptor, is found in high density in the part of the brain responsible for motor function, where it appears to direct the activity of other neurotransmitter mechanisms, including dopamine mechanisms, that are dysfunctional in Parkinson’s disease. We believe that by using selective adenosine A2A receptor antagonists to restore the imbalance of the other neurotransmitters caused by the loss of dopamine, we may be able to provide a novel approach to treat the symptoms of Parkinson’s disease and to slow or stop the progression of the disease.

During 2002 we selected our first lead development candidate for Parkinson’s disease, VR 2006. We are currently carrying out a series of pre-clinical studies that are required to establish the safety profile of the drug before the regulatory authorities will allow us to commence clinical trials.

Depression and anxiety

Depression is the leading cause of disability worldwide. In the United States, the world’s largest market for pharmaceutical products, it is estimated that depressive disorders affect approximately 17 million people, and nearly twice as many women (12 percent) as men (7 percent) are affected by a depressive disorder each year.

In May 2002 we were very pleased to announce a new strategic collaboration with Roche to research and develop A2A antagonists as anti-depressants. This followed pre-clinical research by Vernalis, Roche and a number of other companies suggesting that adenosine receptors, and specifically the adenosine A2A receptor subtype, may be a novel target for a completely new class of anti-depressant drugs. In our own programme we have already synthesised selective adenosine A2A receptor antagonists that show activity in pre-clinical models of depression.

Under the terms of the agreement, Roche has an option to license worldwide rights to develop, manufacture and market product candidates coming out of our research programme for the treatment of depression and anxiety, which is exercisable up to the end of Phase I studies. On each anniversary of the option grant, Roche has to pay the Company an option renewal fee in order to extend its option for a further year, and we also have the potential to receive milestone payments for compounds that move into development. If Roche exercises its option, the two companies would pool their respective intellectual property and would establish a joint research programme under which Roche would fund our research costs. Roche would also then undertake and fund all development work. We would potentially receive a series of development and post-approval milestone payments totalling up to $80 million on product candidates from the joint programme, whether arising from Vernalis or Roche intellectual property, as well as substantial royalties on future product sales.

5-HT2C agonist programme — Obesity

Over the last ten years there has been a dramatic rise in the prevalence of obesity, particularly in first world countries. Obesity in the United States has reached epidemic proportions, with approximately 100 million people, over one-third of the total population, now considered by the National Institutes of Health to be overweight or obese. This figure is projected to exceed 50 percent within the next 25 years. In European countries the corresponding figure is lower, approximately 20 percent, but the rate of increase in prevalence is showing a similar trend to that of the United States.

The important role of the 5-HT2C receptor in controlling eating and satiety was a ground-breaking discovery by our own scientists in 1997. In obesity, this control mechanism may not work effectively and may lead to excess food consumption, which the body stores as fat. Compounds that activate this receptor can help to promote the feeling of satiety and control the urge to eat to excess. Our programme is focused on developing novel and highly selective 5-HT2C receptor agonists as drugs to improve weight loss.

Our 5-HT2C programme has been the subject of a joint research and development collaboration with Roche since December 1999. Roche’s continued commitment to the programme was clearly evidenced by a new agreement that we signed with Roche in February 2002. The new agreement extends the original collaboration and includes significantly improved commercial terms for Vernalis, with further research funding, potential milestone payments from Roche now doubled to around $60 million, and royalties rising to as high as 15% on successfully marketed compounds. Roche will continue to undertake and fund all development work.

The first clinical development candidate from this programme entered Phase I clinical trials in May 2002, triggering a milestone payment to Vernalis. We and Roche subsequently took the decision, in July, to withdraw this compound from the Phase I trials, when the early pharmacokinetic data in man revealed unexpectedly high levels of a metabolite of the drug in the bloodstream. Although there were no resultant side effects, the data did not meet our stringent criteria for progression into Phase II.

While this was undoubtedly a setback, it is not unusual for drugs to be discontinued in Phase I. Recognising the critical importance of safety in the treatment of obesity, the intention has always been to take several compounds into Phase I trials in order to go forward with a drug with the best possible profile. We currently anticipate a new development candidate being selected in the second half of 2003.

Financial Review

The consolidated loss after tax for the year was £16.08 million, compared with a loss of £9.89 million for 2001. Turnover for the first time included royalty income from US sales of frovatriptan and sale of product for the European market for frovatriptan, following the drug’s successful launches in the United States and Germany.

Profit and loss account

The Company recognised revenues of £5.9 million in 2002, compared to £13.8 million in 2001. Revenues recognised in 2002 included £2.6 million from Roche relating to the Company’s obesity programme, comprising research funding and a milestone payment on entry into Phase I, £0.3 million from Menarini for the supply of finished product for European markets and £3.0 million from Elan, made up of £2.3 of milestone income and £0.7 million from royalties on US sales of frovatriptan. Revenues recognised in 2001 included milestone income of £10.3 million from Elan following FDA approval of frovatriptan in the United States.

Total 2002 revenues from Elan amounted to £11.9 million, comprising royalties of £0.7 million on US sales of frovatriptan, a milestone payment of £3.7 million following the US launch of frovatriptan, and an amount of £7.5 million arising as a result of the waiver by Elan of a loan to the Company of $10 million plus accrued interest. The loan waiver was one element of a general restructuring of the Company’s license agreement with Elan at the time of Elan’s appointment of UCB to co-promote frovatriptan in the United States in which revised royalty rates and milestone payments were agreed and the Company undertook to carry out additional Phase IV studies at its expense. Under the Company’s accounting policy on revenue recognition adopted in 2001, and in keeping with best practice in the industry, £8.9 million has been deferred out of the total Elan revenues of £11.9 million. The deferred income will be recognised as the related expenditure is incurred.

Research and development expenditure decreased by 12% to £18.0 million in 2002 from £20.4 million in 2001. Expenditure in the second half amounted to £7.2 million, a decrease of 33% compared to the first half.

Expenditure on development projects decreased by £1.4 million to £8.4 million, from £9.8 million in 2001. Frovatriptan expenditure fell in 2002 following the completion of the European mutual recognition process in January 2002, and the completion during the year of two Phase IIIb / Phase IV studies, the first in the use of frovatriptan as an acute treatment early in a migraine attack, and the second in the prophylaxis of menstrually associated migraine. This reduction was partially offset by increased expenditure on VML 670, primarily due to the commencement of the Phase II study in SSRI-induced sexual dysfunction, and on VR 2006, the lead development candidate in the Company’s Parkinson’s disease project, due to the commencement of the manufacturing scale up and the pre-clinical development programme.

Discovery research costs also decreased by 9% to £9.6 million in 2002 from £10.6 million in 2001 principally due to cost saving measures implemented during the year, including the rationalisation of the Company’s research and development portfolio and the consequent reduction in research headcount from 86 to 61 in the fourth quarter.

Administrative expenditure excluding goodwill amortisation increased to £4.4 million in 2002 from £3.2 million in 2001, due to a number of factors, including: a significant increase in annual insurance premiums, including an initial premium to purchase product liability insurance for frovatriptan in anticipation of its launch in the United States and Europe; an increase in property rental costs for the Company’s Winnersh premises following a five-year rent review in May 2002; redundancy costs relating to a reduction in staff levels arising from the rationalisation programme in fourth quarter 2002; and an increase in professional fees.

Amortisation of intangible assets includes amortisation of £1.8 million of goodwill arising on the acquisition of Cerebrus (2001: £1.8 million). This is being amortised on a straight-line basis over a five-year period from December 1999, the date of acquisition. The remaining £0.8 million (2001: £Nil) relates to the amortisation of the capitalised payments of £17.2 million ($25 million) conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan. This amount is being amortised over the life of the frovatriptan patents on a straight-line basis from the date of first launch of frovatriptan, June 2002.

Interest receivable net of interest payable increased to £1.6 million in 2002 from £0.2 million in 2001. This was predominantly due to the inclusion of an unrealised exchange gain of £1.5 million on the retranslation of dollar denominated amounts due to GSK relating to agreed future payments to buy out all royalties originally due to GSK on sales of frovatriptan.

The tax on loss on ordinary activities of £2.0 million (2001: £1.3 million) represents amounts that we expect to receive from the Inland Revenue under current legislation on research and development tax credits for small and medium-size companies.

Balance Sheet

Tangible fixed assets decreased to £1.7 million (2001: £2.4 million). Capital expenditure during the year amounted to £0.4 million (2001: £1.1 million) comprising £0.1 million on laboratory equipment, £0.1 million on computer equipment and £0.2 million on leasehold improvements, fixtures and fittings.

Cash and short-term investments at 31 December 2002 amounted to £9.1 million, compared to £18.0 million at 31 December 2001, and £20.3 million at 30 June 2002. The net cash outflow from operating activities was £14.0 million (2001: £8.4 million), which was offset primarily by the proceeds of a new £7 million convertible loan from Roche. The loan is convertible into ordinary shares at a conversion price of 329 pence per share, and if not converted, is repayable in 2007.

Creditors falling due within one year fell by £4.9 million to £11.3 million, principally reflecting the waiver of the $10 million loan from Elan plus accrued interest, and a reduction in trade creditors of £0.7 million. The 2002 figure includes deferred income of £2.3 million from Elan that the Company expects to recognise during 2003.

Creditors due after one year has increased by £2.0 million to £16.1 million, reflecting deferred income of £6.7 million arising in 2002 that the Company expects to recognise in 2004 and beyond, offset by a reduction of £4.4 million in the non-current element of the payments due to GSK.

Headcount

As part of the rationalisation programme in fourth quarter 2002, a total of 35 positions were made redundant. At the end of 2002, the Company employed 97 permanent staff, of which 74 were employed in research and development and 23 in corporate and administrative functions.

This press release contains forward-looking statements, including statements regarding Vernalis’ strategy and prospects. Statements that are not historical facts are based on Vernalis’ current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis’ actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis’ future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, Vernalis’ product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis’ product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled “Risk Factors” in Vernalis’ Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

This press release is not an offer for sale of securities of Vernalis Group plc (the “Company”), in the United States. Any offering of securities will be made only by means of a prospectus containing detailed information regarding the Company and its management, including financial statements.

Any analysis of data provided by IMS Health Inc. (“IMS Health”) and referred to in this announcement has been independently arrived at by the Company on the basis of the data provided by IMS Health and other information. IMS Health is not responsible for any reliance by recipients on the data or any analysis thereof.

Enquiries
Vernalis Group plc

George Kennedy	Chairman	+44 (0) 118 977 3133
Peter Worrall	Finance Director	+44 (0) 118 977 3133

HCC De Facto
David Dible, Mark Swallow		+44 (0) 207 496 3300

For further information and previous press releases please see the Company’s website: www.vernalis.com

Vernalis Group plc

Consolidated profit and loss account for the year ended 31 December 2002

	Note	2002	2001
		£'000	£'000

Turnover	3	5,882	13,828
Cost of sales		(307)	—

Gross profit		5,575	13,828
Research and development expenses		(18,010)	(20,431)

Administrative expenses - Amortisation of goodwill and other intangible assets		(2,625)	(1,791)
- Other		(4,432)	(3,178)

- Total		(7,057)	(4,969)
Other operating (expenses)/income		(197)	164

Operating loss	4	(19,689)	(11,408)
Interest receivable and similar income	6	2,133	833
Interest payable and similar charges	7	(556)	(607)

Loss on ordinary activities before taxation		(18,112)	(11,182)
Tax on loss on ordinary activities	8	2,029	1,291

Loss on ordinary activities after taxation	21	(16,083)	(9,891)

Basic and diluted loss per ordinary share	9	(38)p	(23p )

There is no difference between the loss on ordinary activities before taxation and the loss for the year stated above, and their historical cost equivalents.

There are no recognised gains and losses other than the losses above and therefore no separate statement of recognised gains and losses has been presented.

All results arise from continuing activities.

Vernalis Group plc

Consolidated balance sheet as at 31 December 2002

		2002	2001
	Notes	£'000	£'000

Fixed assets
Intangible fixed assets	10	19,775	22,400
Tangible fixed assets	11	1,743	2,435
Investments	12	—	82

		21,518	24,917

Current assets
Stock – finished goods		8	—
Debtors	13	3,511	3,120
Investments	14	9,071	17,921
Cash at bank and in hand		12	50

		12,602	21,091

Creditors: amounts falling due within one year	15	(11,326)	(16,256)

Net current assets		1,276	4,835

Total assets less current liabilities		22,794	29,752

Creditors: amounts falling due after one year
6.5% Convertible loan 2007	17	(7,000)	—
Other creditors	16	(16,119)	(14,135)

		(23,119)	(14,135)

Net (liabilities)/assets		(325)	15,617

Capital and reserves
Called up share capital	20	4,298	4,285
Share premium account	21	86,993	86,875
Other reserves	22	20,726	20,716
Profit and loss account (deficit)	21	(112,342)	(96,259)

Equity shareholders’ (deficit)/funds	23	(325)	15,617

Vernalis Group plc

Consolidated cash flow statement for the year ended 31 December 2002

		2002	2001
	Notes	£'000	£'000

Net cash outflow from operating activities	25	(14,006)	(8,395)

Returns on investments and servicing of finance
Interest received		673	946
Interest paid on convertible loan		(228)	—
Interest element of finance lease rental payments		(81)	(115)

Net cash inflow from returns on investments and servicing of finance		364	831

Taxation		1,488	1,573

Capital expenditure and financial investment
Purchase of intangible fixed assets		(3,227)	—
Purchase of tangible fixed assets		(406)	(1,061)
Disposal of tangible fixed assets		16	9

Net cash outflow from capital expenditure and financial investment		(3,617)	(1,052)

Cash outflow before management of liquid resources and financing		(15,771)	(7,043)
Management of liquid resources	25	8,850	2,879

Net cash outflow before financing		(6,921)	(4,164)

Financing
Net proceeds of shares issued and options exercised		141	419
Repayment of capital element of finance leases		(258)	(277)
Proceeds from new finance leases secured on existing assets		—	548
New loans		7,000	3,517

Net cash inflow from financing		6,883	4,207

(Decrease)/increase in cash	25	(38)	43

Notes to the financial statements for the year ended 31 December 2002

1	Basis of preparation

The figures and financial information for the year ended 31 December 2002 do not constitute the statutory financial statements within the meaning of section 240 of the Companies Act 1985. Those financial statements have not yet been delivered to the Registrar, nor have the auditors yet reported on them. The figures and financial information for the year ended 31 December 2001 do not constitute the statutory financial statements for that year. Those financial statements have been delivered to the Registrar and included the auditors’ report which was unqualified and did not contain a statement under either section 237 (2) or section 237 (3) of the Companies Act 1985.

The financial information in this announcement has been prepared on the basis of the accounting policies as set out in the most recently published set of annual financial statements, with the exception that the group has adopted FRS 19 (Deferred taxation) during the year. The adoption of FRS 19 has had no impact on the current year figures, nor on prior periods.

The financial information in this announcement has been prepared on a going concern basis which assumes that the Company will continue in operational existence for the foreseeable future.

On the basis of the Company’s current working capital position and projected cash flow information, the Company will need to secure further sources of funding to ensure the continuation of its business. The Company is continuing to discuss funding options, including an equity offering, with its leading shareholders. Alternative sources of funding may include further collaborations with partners and could include the sale of part of the Company’s future royalties from frovatriptan. In addition the Company intends to explore other strategic options. The Directors have a reasonable expectation that the Company will be able to secure further funding and consequently believe that it is appropriate for the financial information to be prepared on a going concern basis. However, until such time as further sources of funding are secured the Company will need to take steps to defer further research and development spend and conserve cash.

If further sources of funding are not secured, the auditors have indicated that their report will contain reference to fundamental uncertainty relating to going concern. The financial information does not contain any adjustments that would arise if the financial information was not drawn up on a going concern basis. If required these adjustments would be made to the balance sheet of the Group to increase or reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify fixed assets and long term liabilities as current assets and liabilities.

2	Dividend

The Directors do not recommend payment of a dividend (2001: nil).

3	Segmental analysis

The Group presently operates one primary business, being the research and development of pharmaceutical products for a range of medical disorders. Turnover, loss on ordinary activities before taxation and net assets are wholly attributable to this activity and originate exclusively in the United Kingdom. A geographical analysis of turnover by destination according to the country of registration of the fee-paying parties is set out below.

	2002	2001
	£'000	£'000

Rest of Europe	5,882	13,828

	5,882	13,828

The Group derives turnover from a variety of revenue streams including out licensing agreements and sales of product. A split of turnover by type is given below.

	2002	2001
	£'000	£'000

Product sales	329	727
Royalties	734	—
License fees and other similar research related income	4,819	13,101

	5,882	13,828

4	Operating loss

	Group
	2002	2001
	£'000	£'000

Group operating loss is stated after charging/(crediting):
Operating lease rentals:
Plant and machinery	46	53
Other (including land and buildings)
(net of sublease income of £0.3m (2001 : £0.2 million)	730	608
Loss/(profit) on disposal of fixed assets	1	(9)
Depreciation charge for the year:
Tangible owned fixed assets	741	650
Tangible fixed assets held under finance leases	340	308
Amortisation charge for the year:
Goodwill	1,790	1,791
Other intangible assets	835	—
Exceptional redundancy costs (see below)	712	—
Auditors’ remuneration for:
Audit	90	70
Non-audit services (see below)	195	336
Net exchange differences on foreign currency borrowings less deposits	(14)	(3)

The exceptional redundancy cost of £0.7 million relates to the cost of a redundancy programme which was undertaken by the Company during October and November 2002.

Non-audit services provided by PricewaterhouseCoopers who were the auditors prior to the appointment of PricewaterhouseCoopers LLP, were as follows:

	2002	2001
	£'000	£'000

SEC and UKLA regulatory work	123	247
Taxation advice	72	53
Other	—	36

	195	336

5	Employee information

	2002	2001
	£'000	£'000

The costs of employing staff, including Executive Directors were:
Wages and salaries	6,472	6,229
Social security costs	714	639
Other pension costs	390	302

	7,576	7,170

The average weekly number of employees (including Executive Directors) during the period was:
Management	5	5
Technical	96	101
Administration	25	24

	126	130

6	Interest receivable and similar income

	2002	2001
	£'000	£'000

Bank and current asset investments	592	833
Exchange gains on other creditors (see note 16)	1,541	—

	2,133	833

7	Interest payable and similar charges

	2002	2001
	£'000	£'000

On finance leases	81	116
On convertible loan (note 17)	287	—
On other loan (note 15)	188	491

	556	607

8	Tax on loss on ordinary activities

	2002	2001
	£'000	£'000

Corporation tax research and development credit:
Current year	1,978	1,437
Adjustment in respect of prior years	51	(146)

	2,029	1,291

The Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial statements for the year ended 31 December 2002 of £2.029 million (2001: £1.291 million) represents the credit receivable by the Group.

The tax assessed for the current year differs to the standard rate of corporation tax in the UK. The differences are explained below:

	2002	2001
	£'000	£'000

Loss on ordinary activities	(18,112)	(11,182)
Loss on ordinary activities before tax multiplied by the standard rate in the UK 30% (2001: 30%)	(5,434)	(3,355)
Effects of:
Depreciation for the period in excess of capital allowances	185	258
Expenses not deductible for tax purposes	920	602
R&D relief 50% mark-up on expenses	(1,390)	(1,531)
Other timing differences	(15)	(62)
Change in rate in respect of R&D tax credits received	2,194	1,556
Prior year adjustment	(51)	(146)
Tax losses unutilised and carried forward to future periods	1,562	1,387

Tax credit for the year	(2,029)	(1,291)

9	Basic and diluted loss per ordinary share

The basic loss per share has been calculated by dividing the loss for the year of £16.083 million (2001: £9.891 million) by the weighted average number of shares of 42.802 million in issue during the year ended 31 December 2002 (2001: 42.560 million) excluding those held in the employee share trust (see note 12) which are treated as cancelled.

The Group had no dilutive potential ordinary shares in either year which would serve to increase the loss per ordinary share. There is therefore no difference between the loss per ordinary share and the diluted loss per ordinary share.

10	Intangible assets

		Other
	Goodwill	intangibles	Total
	£'000	£'000	£'000

Cost
At 1 January 2002 and 31 December 2002	8,954	17,177	26,131

Aggregate amortisation
At 1 January 2002	3,731	—	3,731
Charge for the year	1,790	835	2,625

At 31 December 2002	5,521	835	6,356

Net book amount
At 31 December 2002	3,433	16,342	19,775

At 31 December 2001	5,223	17,177	22,400

The goodwill is being amortised on a straight-line basis over 5 years, being the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Other intangibles represents the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan (note 16). These are being amortised from the date of launch of frovatriptan in June 2002 to the end of the patent life in 2014 which is considered by the Directors to be the useful life of the asset.

11	Tangible fixed assets

	Leasehold	Fixtures &	Computer	Laboratory
	improvements	fittings	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000

Cost
At 1 January 2002	935	500	1,544	2,213	5,192
Additions	157	13	140	96	406
Disposals	—	—	(1)	(103)	(104)

At 31 December 2002	1,092	513	1,683	2,206	5,494

Aggregate depreciation
At 1 January 2002	490	321	998	948	2,757
Charge for year	238	66	300	477	1,081
Disposals	—	—	—	(87)	(87)

At 31 December 2002	728	387	1,298	1,338	3,751

Net book amount
At 31 December 2002	364	126	385	868	1,743

At 1 January 2002	445	179	546	1,265	2,435

Assets held under finance leases, capitalised and included in fixtures, computer and laboratory equipment:

	2002	2001
	£'000	£'000

Cost	1,963	2,013
Aggregate depreciation	(1,389)	(1,090)

Net book value	574	923

12	Fixed asset investments

Investment
in own shares
£'000

Cost
At 1 January 2002	617
Disposals	(57)

At 31 December 2002	560

Aggregate amortisation
At 1 January 2002	535
Charge for year	82
Disposals	(57)

At 31 December 2002	560

Net book amount
At 31 December 2002	-

At 1 January 2002	82

Investment in own shares

The investment in own shares represents 130,554 (2001: 143,191) ordinary shares of 10p each of the Company stated at cost less amounts amortised and provided for impairment held by the Vernalis Group plc Employee Share Trust, an employee share ownership plan (“ESOP”) funded by interest free loans from the Company. The 2002 investment in own shares of 130,554 shares includes 25,000 awarded to Robert Mansfield and 30,000 awarded to Peter Worrall which vested unconditionally during 2002. Legal title to these shares was not transferred to the Directors at the year end. They were fully written down at 31 December 2002.

The purpose of the ESOP is to acquire, out of monies made available by the Group, ordinary shares in the Company held for the benefit of the Group’s employees. The shares acquired are held for distribution under the Company’s employee long-term incentive schemes. The market value of the shares held by the ESOP at the balance sheet date was £133,818 (2001: £286,382). To date 111,569 (2001: 124,206) of these shares are under option to employees or have been conditionally granted to employees and the appropriate charge has been made in the profit and loss account.

13	Debtors

	2002	2001
	£'000	£'000

Amounts falling due within one year
Trade debtors	588	925
Corporation tax recoverable	1,978	1,437
Other debtors	326	336
Prepayments and accrued income	619	422

	3,511	3,120

14	Current asset investments

	2002	2001
	£'000	£'000

Term deposits	2,572	6,174
Negotiable bank and building society certificates of deposit	6,499	11,747

	9,071	17,921

These investments have been valued at the lower of cost and market value at the balance sheet date. They are all capable of realisation within three months.

15	Creditors: amounts falling due within one year

	2002	2001
	£'000	£'000

Other borrowings – loan	—	7,363
Trade creditors	683	1,415
Obligations under finance leases	271	259
Tax and social security costs	212	272
Other creditors (note 16)	3,106	3,435
Accruals	4,616	3,512
Deferred income	2,438	—

	11,326	16,256

The loan included above at 31 December 2001 related to a total loan facility of £6.9 million ($10 million) from Elan Corporation, the Group’s North American licensee for frovatriptan. The obligation to pay this loan and accrued interest was waived during April 2002 in conjunction with a reduction in the rate of royalties due and a commitment by the Group to undertake certain Phase IV trials.

Deferred income included above and in creditors falling due after more than one year relates to the deferral of revenues arising from the loan waiver noted above and a milestone payment from Elan. These revenues are being deferred and recognised by reference to expenditure being incurred to complete certain Phase IV trials on frovatriptan which the Group has agreed with Elan to undertake.

16	Creditors: amounts falling due after one year – other creditors

	2002	2001
	£'000	£'000

Obligations under finance leases	123	393
Other creditors	9,317	13,742
Deferred income (note 15)	6,679	—

	16,119	14,135

The maturity profile of creditors: amounts falling due after one year is given in note 19.

Other creditors relates to payments conditionally due to GlaxoSmithKline (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan (note 10). The company is committed to making four annual payments of $5 million, the first having been made in September 2002, and the following three due on each anniversary of the first payment. A fifth payment of $5 million dollars is due in 2006 if cumulative global sales of frovatriptan exceed $300 million on that date, or 90 days after cumulative global sales exceed $300 million. The full liability for $20 million (£12,423,000) has been recognised as the directors believe it is probable that cumulative global sales will exceed $300 million. During the year ended 31 December 2002, exchange gains of £1.5 million were recognised in the profit and loss account in relation to this liability.

17	Creditors: amounts falling due after one year – 6.5% convertible loan 2007

	2002	2001
	£'000	£'000

6.5% Convertible loan 2007	7,000	—

The loan at 31 December 2002 relates to a convertible loan facility with Roche that was entered into coincident with a strategic agreement to research and develop new drugs for the treatment of depression in May 2002. Interest is paid bi-annually at 6.5% and the loan is fully repayable on 13 May 2007. This loan is convertible at any time at the option of the holder into 2,127,659 ordinary shares at a conversion price of 329p per share subject to anti-dilution provisions included in the terms of the loan, or at the option of the Group if the share price is in excess of 428p per share for a period of 20 days. If not converted, the loan is repayable after five years.

18	Deferred taxation

There are no deferred tax assets/liabilities recognised in the financial statements. The amount of unrecognised potential deferred tax asset is as follows:

	2002	2001
	£'000	£'000

Tax effect of timing differences
Excess of depreciation over tax allowances	2,854	2,892
Short term timing differences	15	15
Losses	34,724	33,081

	37,593	35,988

The unrecognised potential deferred tax asset will be recognised only once it is more likely than not that the timing difference will reverse.

19	Financial instruments

The Group’s financial instruments comprise cash, liquid resources, finance leases, loans and various debtors and creditors, such as trade debtors and trade and other creditors, that arise directly from its operations. The Group does not enter into derivative transactions. In addition, it is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken except in accordance with strict and prudent investment criteria, principally that funds are actively managed by reputable independent fund managers and investments are only made in low risk funds with fixed rates of return.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the period under review.

Interest rate risk

The Group finances its operations through reserves of cash and liquid resources. The funds are held in Sterling and US Dollar managed funds. The funds are actively managed by reputable independent fund managers to provide the highest rate of return with a neutral risk profile.

Liquidity risk

The Board’s policy is to ensure that sufficient funds are held on a short-term basis in order to meet operational needs without the use of an overdraft facility.

Foreign currency risk

The Group’s functional currency is sterling. The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Group’s functional currency, which include royalty and milestone receipts in US dollars from Elan Corporation, the Group’s North American licensee for frovatriptan, royalty and product sale receipts in Euro’s from Menarini, the Group’s European licensee for frovatriptan and payments in US dollars to various clinical research organisations in respect of on-going trials. In addition, the Group has currency exposures to balances in currencies other than the Group’s functional currency. The only significant balance relates to the US dollar other creditor balance due to GSK (see note 16). The Group considers selectively hedging against specific significant currency exposures where the dates of future payments or receipts currency are known. There were no hedging transactions in place at 31 December 2002 or 31 December 2001.

Short-term debtors and creditors

Except with respect to disclosures regarding currency risk, short-term debtors and creditors have been excluded from all the following disclosures.

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced sale or liquidation. Market values and cost of capital have been used to determine fair values.

Interest rate and currency risk profile of financial assets

The Group held the following financial assets:

	2002			2001
	Cash at	Investments		Cash at	Investments
	bank and	in debt		bank and	in debt
	in hand	securities	Total	in hand	securities	Total
Currency	£'000	£'000	£'000	£'000	£'000	£'000

Sterling	5	9,071	9,076	47	17,921	17,968
US dollar	7	—	7	3	—	3

At 31 December	12	9,071	9,083	50	17,921	17,971

Floating rate	12	1,670	1,682	50	—	50
Fixed rate	—	7,401	7,401	—	17,921	17,921

At 31 December	12	9,071	9,083	50	17,921	17,971

Fair value	12	9,076	9,088	50	17,934	17,984

The fixed rate debt securities earn an average weighted interest of 4.1% per annum (2001: 5.3%), fixed for a weighted average period of 2 months (2001: 8 months). The floating rate cash at bank and in hand earns interest based on relevant LIBOR equivalents.

Interest rate risk and maturity profile of financial liabilities

The Group held the following financial liabilities:

	2002				2001
	Other	Convertible	Finance		Other		Finance
	creditors	loan	leases	Total	creditors	Debt	leases	Total
Currency	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Sterling	—	7,000	394	7,394	—	—	652	652
US dollar	12,423	—	—	12,423	17,177	7,363	—	24,540

At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192

Maturity:
In one year or less	3,106	—	271	3,377	3,435	7,363	259	11,057
In more than one year but not more than two years	3,106	—	123	3,229	3,435	—	270	3,705
In more than two years but not more than five years	6,211	7,000	—	13,211	10,307	—	123	10,430

At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192

Fair value	10,286	6,581	394	17,261	13,768	7,363	652	21,783

The fair value of other creditors has been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor. This discount rate has been estimated at 8%.

The fair value of the convertible loan has also been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor, again estimated at a rate of 8%. The Group does not currently believe that it is probable that the loan will be converted due to the relatively high conversion price compared to the current share price, and therefore no fair value has been attributed to the convertible element of this loan.

There are no significant variances between the book value and fair value of finance leases.

With the exception of other creditors where the interest rate is nil and the weighted average period to maturity is 27 months (2001: 33 months), the financial liabilities above had a fixed rate of interest as follows:

	2002		2001
		Weighted		Weighted average
	Weighted average	average period for which	Weighted average	period for which
	interest rate	rate is fixed	interest rate	rate is fixed
Currency	%	(monthly)%		(monthly)

Sterling	6.6	51	8	26
US dollar	—	—	8	11

The Group has no undrawn facilities at 31 December 2002 (2001: £nil).

Currency exposures

The Group held the following net foreign currency financial liabilities in currencies other than sterling (the Group’s functional currency):

	2002	2001
	£'000	£'000

US dollar	12,468	24,681
Euro	15	—
Japanese Yen	—	5
Netherland Guilder	—	6

	12,483	24,692

20	Called up share capital

	Ordinary shares of 10p
	Number	Value
	'000	£'000

Authorised
At 1 January 2002	60,000	6,000
Increase during the year	15,000	1,500

At 31 December 2002	75,000	7,500

Issued and fully paid
At 1 January 2002	42,854	4,285
Issued during the year	128	13

At 31 December 2002	42,982	4,298

During the year a total of 127,590 ordinary shares were issued following the exercise of employee and founder options for total cash consideration of £141,000.

At 31 December 2002 options over 2,786,716 (2001: 2,860,646) ordinary shares had been granted and were still outstanding under the Company’s share option schemes.

21	Share premium and profit and loss accounts

	Share premium account	Profit and loss account
	£'000	£'000

At 1 January 2002	86,875	(96,259)
Issue of shares	118	—
Loss for the year	—	(16,083)

At 31 December 2002	86,993	(112,342)

22	Other reserves

		Other
	Merger reserve	reserve	Total
	£'000	£'000	£'000

At 1 January 2002	1,078	19,638	20,716
Movement during the year (see below)	—	10	10

At 31 December 2002	1,078	19,648	20,726

The merger reserve arises as a result of merger relief taken on the acquisition of Vernalis Research Ltd. The balance on the other reserve arises as a difference under merger accounting principles and is equivalent to the share premium account of Vernalis Limited at the date of its acquisition by the Company together with the premium on subsequent issues of shares in Vernalis Limited under put and call arrangements with founder option holders in that company resulting in exchange of these shares for shares in the Company on a one-for-one basis.

23	Reconciliation of movements in group shareholders’ (deficit)/funds

	2002	2001
	£'000	£'000

Loss for the period	(16,083)	(9,891)
Net proceeds from issue of shares	131	336
Premium on shares issued by subsidiary (note 22)	10	83

Net change in shareholders’ (deficit)/funds	(15,942)	(9,472)
Opening shareholders’ funds	15,617	25,089

Closing shareholders’ (deficit)/funds	(325)	15,617

24	Financial commitments

At 31 December 2002 the Group had annual commitments under non-cancellable operating leases as follows:

	2002		2001
	Land and buildings	Other	Land and buildings	Other
	£'000	£'000	£'000	£'000

Expiring within one year	—	6	—	15
Expiring between one and two years	308	8	—	13
Expiring between two and five years	—	20	270	—
Expiring in over five years	730	—	869	—

	1,038	34	1,139	28

In addition, the Group has committed to undertake certain additional Phase IV studies to prove further the efficacy of frovatriptan. At 31 December 2002 the external costs of these additional trials which are expected to be undertaken during the period to 31 December 2004 are estimated at £8.8 million (2001: £12 million).

25	Notes to the consolidated cash flow statement

(i)	Net cashflow from operating activities

	2002	2001
	£'000	£'000

Operating loss	(19,689)	(11,408)
Loss/(profit) on sale of tangible fixed assets	1	(9)
Depreciation	1,081	958
Write-down of investment in own shares	82	140
Amortisation of goodwill and other intangible assets	2,625	1,791
Increase in stock	(8)	—
Decrease in debtors (excluding accrued interest income)	69	41
Increase in creditors	267	565
Non cash movement arising from loan waiver	(7,537)	—
Increase in deferred income	9,117	—
Exchange adjustments	(14)	(3)
Payments made in respect of prior year fundamental restructuring costs	—	(470)

	(14,006)	(8,395)

ii)	Management of liquid resources *

	2002	2001
	£'000	£'000

Net disinvestment:
Term deposits	3,602	977
Negotiable bank and building society certificates of deposit	5,248	1,902

	8,850	2,879

* The Company includes term deposits of less than a year and readily realisable financial instruments as liquid resources.

iii)	Reconciliation of net cash flow to movements in net funds

	2002	2001
	£'000	£'000

Movement in cash in the period	(38)	43
Decrease in capital element of finance lease	258	277
New finance leases	—	(548)
New loans	(7,000)	(3,517)
Net disinvestments in liquid resources	(8,850)	(2,879)

Changes in net funds resulting from cash flows	(15,630)	(6,624)
Other non-cash items:
- Loan waiver	7,537	—
- Accrued interest in loan	(188)	(490)
- Exchange adjustments	14	3

Movement in net funds in the period	(8,267)	(7,111)
Net funds at 1 January	9,956	17,067
Net funds at 31 December	1,689	9,956

iv)	Analysis of net funds

	At 1 January 2002	Cash flow	Non cash movements	Exchange adjustments	At 31 December 2002
	£'000	£'000	£'000	£'000	£'000

Cash in bank and in hand	50	(38)	—	—	12
Other current asset investments/liquid resources (Note 14)	17,921	(8,850)	—	—	9,071

Short term investments and cash	17,971	(8,888)	—	—	9,083
Finance leases	(652)	258	—	—	(394)
Debt due within one year	(7,363)	—	7,349	14	-
Debt due after one year	—	(7,000)	—	—	(7,000)

Net funds	9,956	(15,630)	7,349	14	1,689

Non-cash movements in net funds related to the waiver of the Elan loan and the related accrued interest (see note 15).